September 21, 2007


Via Edgar and Federal Express


United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549-7010
Attn:    John Cash
         Accounting Branch Chief

Re:      Greenshift Corporation
         Form 10-KSB for the Fiscal Year Ended December 31, 2006
         File No. 0-28887

Dear Mr. Cash:

     Based upon the Staff's review of the filing noted above, the Commission issued a comment letter dated September 11, 2007. The following consists of the Company's responses to the Staff's comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company's response immediately following.

General

1. Comment: We note that your disclosures predominantly represent activity that is administered through your publicly traded operating companies. We also note that certain of these companies have recently filed '33 Act registration statements that are currently under review. Please ensure that amended disclosures reflected in your operating company registration statements, 10-KSB and 10-QSB filings are also reflected in your future filings.

     Response: We respectfully note your comment and will ensure that our operating company registration statements and our 10-KSB and 10-QSB future filings will include all amended disclosures.

Mr. John Cash
September 21, 2007
Page 4


FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2006

Note 7 - Goodwill and Intangible Assets

2. Comment: We note that $1.7 million impairment of goodwill and intangible assets recorded in the statement of operations during 2006. Please include in future filings the disclosures required by paragraphs 46 and 47 of SFAS 142 including a description of the impaired intangible asset and the facts and circumstances leading to the impairment.

     Response: We respectfully note your comment and will ensure that the disclosures required by paragraphs 46 and 47 of SFAS 142, including a description of the impaired intangible asset and facts and circumstances leading to the impairment, will be included in future filings in the period which a goodwill and or intangible asset impairment has occurred.

Note 17 - Segment Information

3. Comment: In future filings please disclose all information required by SFAS 131 paragraphs 25 through 31. We note your current reorganization efforts and believe your segment disclosures may change in the future.
     Additionally, your management discussion and analysis should also be revised to provide an analysis of your segment results.

     Response: We respectfully note your comment and will ensure that future filings will include the disclosures required by paragraphs 25 through 31 of SFAS 131. In addition we will revise our future filings to include an analysis of our segment results in our management discussion and analysis.

Item 8A. - Controls and Procedures

4. Comment: We note that your officers concluded that your controls and procedures were "adequate and effective in alerting [them] in a timely manner to material information relating to the Company required to be included in the Company's periodic SEC filings." Please confirm and revise in future filings to clarify, if true, that your officers concluded the disclosure controls and procedures are effective (1) to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the commission's rules and forms, and (2) to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without defining them. See Item 307 of Regulation S-B.

     Response: We respectfully note your comment and will ensure that future filings will include a conclusion that our disclosure controls and procedures are effective or ineffective in accordance with Item 307 of
     Regulation S-B. In addition, we hereby confirm that Mr. Kreisler (Chief Executive Officer) and I (Chief Financial Officer) concluded that at December 31, 2006 the disclosure controls and procedures were effective (1) to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the commission's rules and forms, and (2) to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure.

FORM 10-QSB FOR THE PERIOD ENDED JUNE 30, 2007

Statement of Cash Flows, page 7

5. Comment: In future filings include a reconciliation of net income (loss) to net cash provided by (used in) operating activities in accordance with paragraphs 27 - 30 of SFAS 95.

     Response: We respectfully note your comment and submit that the Company believes its presentation of cash provided by (used in) operating activities as one line item is in compliance with Regulation S-X, Article 10(a)(4):

     The statement of cash flows may be abbreviated starting with a single figure of net cash flows from operating activities and showing cash changes from investing and financing activities individually only when they exceed 10% of the average of net cash flows from operating activities for the most recent three years. Notwithstanding this test, Rule 4-02 applies and de minimis amounts therefore need not be shown separately.

FORM 8-KFILED AUGUST 8, 2007

6.   Comment:  We note that you intend to file  restated  financial  statements.
     Please tell us when you intend to file the restated financial statements. We may have further comment after you file the restated financial statements.

     Response: We respectfully note your comment and plan to file our restated financial statements within the next two weeks.

7. Comment: We remind you that when you file your restated Forms 10-KSB and 10-QSB you should appropriately address the following:

     o    An explanatory paragraph in the reissued audit opinion,

     o    Full compliance with FAS 154, paragraphs 25 and 26,

     o    Fully update all affects portions of the document, including MD&A,

     o    Update Item 8A. and Item 3 disclosures should include the following:

     o A discussion of the restatement and the facts and circumstances surrounding it,

     o    How the  restatement  impacted the CEO and CFO's original  conclusions
          regarding  the   effectiveness  of  their   disclosure   controls  and
          procedures,

     o    Changes to internal controls over financial reporting, and

     o Anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature. Refer to Items 307 and 308(c) of Regulation S-B.

     o    Include all updated certifications.

     Response: We respectfully note your comment and will address all items listed accordingly.

In addition to our responses to the above comments, I acknowledge, on behalf of GreenShift Corporation, that:

1. GreenShift Corporation is responsible for the adequacy and accuracy of the disclosure in its filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. GreenShift Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                   Sincerely,
                                   /s/ Jacqueline Flynn
                                   -----------------------------
                                   Jacqueline Flynn
                                   Chief Financial Officer